SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET

São Paulo, February 9, 2017 - BRASKEM S.A. (BM&FBOVESPA: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK).

Attn.:   Ms. Nilza Maria Silva de Oliveira

Corporate Oversight Manager

Re: Official Letter 74/2017/CVM/SEP/GEA-1

Dear Sirs:

We refer to Official Letter 74/2017/CVM/SEP/GEA-1 (“Official Letter”), of February 7, 2017, which requests that Braskem S.A.  (“Braskem” or “Company”) provide clarifications, as transcribed below:

“Dear Sir:

We refer to the news items published on February 7, 2017 in the Valor Econômico newspaper under the titles Sócias devem rever acordo de controle da Braskem (Partners will review Braskem’s control agreement) and Petrobras e Odebrecht vão rever acordo na Braskem (Petrobras and Odebrecht will review Braskem’s agreement), containing the following statements (a summary):

“Petrobras and Odebrecht should soon begin negotiations to review Braskem’s Shareholders’ Agreement. The partners have agreed to talk, but the discussion of the terms has not yet begun. Since 2010, after the merger of Quattor, the two companies have shared the control of the petrochemical company with very similar interests, but very different rights. In practice, it is Odebrecht that controls and conducts the business.
For Petrobras, it is imperative to review the conditions of the agreement in order to be able to sell its interest in Braskem. In September last year, the state-controlled company announced that it intends to leave the petrochemical segment.

The conclusion of Braskem’s leniency agreement - which was announced in late December, but is pending ratification - allows the oil company to finally start preparing the asset’s sale. It would be virtually impossible to find an interested buyer before settling all pending issues with the Car Wash Operation and the U.S. Department of Justice.

[...]
Valor has found out that Odebrecht has said to those interested in Braskem that they should contact it and that whoever brings the best supply agreement with Petrobras will have the best conditions in the Shareholders’ Agreement. According to sources with knowledge of the matter, a non-compete agreement with the petrochemical company, at least for a long and determinate term, would also have been mentioned as relevant.

[...]
Odebrecht knows that the state-controlled company depends on the agreement to be able to sell its interest in Braskem. But it is also aware that, when it is no longer a partner in the petrochemical company, Petrobras will only be a supplier and may step up competition. Hence the desire to set out the long-term supply conditions in a agreement, as is common practice among petrochemical companies in the global market.

It is impossible for the state-controlled company to begin any sales efforts without improving the agreement. Price negotiations are severely hindered, But the trump card is the petrochemical company’s dependence on its raw material. The renegotiation not only makes the sale viable, but also allows Petrobras to seek a premium for its stake.

Braskem’s board of directors has eleven members, six of whom are considered independent under the BM&FBovespa’s rules (three market professionals appointed by Odebrecht and three chosen by Petrobras, most of whom former employees of the state-controlled company). Of the other five members, four are from Odebrecht and one is from Petrobras.
[...]
Valor ascertained that Odebrecht accepts to discuss the agreement alone. However, it believes Petrobras should provoke and define what it wants before sitting down to negotiate. “It [the state-controlled company] needs to know very clearly what it wants. Does it want to renegotiate to stay on as a partner or does it want to renegotiate to sell? This needs to be thought within Braskem’s strategic plan,” said a source close to the matter.

[...]
All those involved agree that no one interested in Braskem will accept to leave such an essential topic unresolved.”

In light of the above, we request that you make a statement on the news items and their possible impacts on Company, as well as provide any other important information on the topic.

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This statement should be submitted through the Empresa.NET system, category: Notice to the Market, type: Clarification on CVM/BOVESPA Consultations, subject: News Item Published by the Media, which should include a transcript of this official letter.

We caution that, as determined by the Corporate Relations Department, in compliance with its legal duties and, based on clause II of Article 9 of Law 6,385/76 and CVM Instruction 452/07, a punitive fine in the amount of R$1,000.00 (one thousand reais) will be applied, without prejudice to other administrative sanctions, in case of non-compliance with the requirements in this letter, sent exclusively by e-mail, by February 9, 2017, notwithstanding the sole paragraph of article 6 of CVM Instruction 358/02.”

As requested, Braskem informs the market that:

(a) the news item mentioned in the Official Letter refers to a possible negotiation between Odebrecht and Petrobras regarding Braskem’s Shareholders’ Agreement;

(b) it refers to a matter under the competence of Odebrecht and Petrobras, since the convenience and opportunity of a Shareholders’ Agreement negotiation is a decision at the sole discretion of the shareholders;

(c) nevertheless, Braskem has requested clarifications from Odebrecht, its controlling shareholder, which informed the Company that until the present date there is not a negotiation process established with Petrobras to that end; and

(d) Braskem will keep the market duly informed of any relevant facts related to the topic.

For additional information, please contact our Investor Relations Department by calling +55 11 3576-9531 or sending an email to braskem-ri@braskem.com.br.

 Sincerely,

Pedro van Langendonck Teixeira de Freitas
Chief Financial and Investor Relations Officer
 Braskem S.A.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.